FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

 Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2: Date of Material Change:

June 10, 2009

Item 3: News Release:

A news release dated and issued on June 10 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Gold Project Financed by New Zealand Explorer

Item 5: Full Description of Material Change:

Vancouver, Canada, June 10 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”)  is pleased to announce Glass Earth Gold Ltd. as a new exploration partner for its Rise and Shine gold project in Otago, New Zealand.

CanAlaska’s New Zealand subsidiary, Golden Fern Resources Ltd, the pending holder under joint venture of the mineral licence covering the Rise and Shine shear zone, located north of Cromwell, New Zealand, has entered into an option agreement for the sale of a 70% ownership interest in Golden Fern in return for detailed project evaluation and exploration on the Rise and Shine project, including 4,000 metres of drill testing on favourable gold targets.  Additional terms of the agreement include progressive cash payments of $13,000 and the issuance of 200,000 shares in Glass Earth Ltd. to the Company over the course of the program.

President Peter Dasler commented, “the historic New Zealand gold rushes provided ample evidence of extensive gold mineralizing systems throughout the country.  Modern gold mines in New Zealand are capitalizing on discoveries on unexplored ground, and CanAlaska’s New Zealand property holdings cover significant areas of historic gold-producing camps.  The Company had previously established operating partners for the Reefton gold project and, now, the highly prospective Rise and Shine property so as to allow CanAlaska to advance Rise and Shine and to concentrate more closely on its uranium exploration activities in Canada’s Athabasca Basin”.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 10th day of June 2009.